Mail Stop 4561

      February 8, 2006


By U.S. Mail and Facsimile to (215) 979-1020

Charles G. Cooper
President and Chief Executive Officer
Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California 94404

Re:	Bay View Capital Corporation
	Amendment No. 1 to Registration Statement on Form S-4
      Filed February 1, 2005
	File No. 333-130438

Dear Mr. Cooper:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Our review is limited to the legal text of the registration statement and to the specific financial statement comments issued. We have not otherwise reviewed your financial statements.

Lending, page 170

1. We note your response to our prior comment 18. In your disclosure regarding each of the types of loans that GLB offers, please revise to disclose the various inherent risks that attach to each type of loan.

Background of the Merger, page 178
Background of the Sale, page 257

2. We note your response to prior comment 19. You mention continued negotiations, but do not provide any detail regarding the ongoing negotiations over the principal terms of the merger. Please revise to disclose the details of all such material negotiations. Please do the same regarding the background of the BVAC sale beginning on page
257.

BVCC`s Reasons for the Merger, page 184

3. The board should specifically note each analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of that analysis, it continues to recommend the transaction. This comment applies, if applicable, to each other set of board recommendations in the filing.

Opinion of BVCC`s Financial Advisor, page 188

4. Please indicate how much BVCC has paid to Bank of Montreal in the two year period.

Accounting Treatment, page 230

5. We continue to evaluate your responses to prior comments 26 and 27.

Background of the Sale, page 257

6. As previously requested, please revise to describe the negotiation of the principal terms of the transaction, including price.

Opinion of BVCC`s Financial Advisor in Connection with the BVAC
Sale,
page 261

7. We note your response to prior comment 30. However, as the disclosure states that UBS conducted more than one type of analysis, please summarize, in reasonable detail, the other analyses.

Miscellaneous, page 265

8. Please indicate how much of the fee is contingent and how much is not.

9. Please indicate the amount of interest paid to affiliates of UBS in the two year period.



Exhibit 8.1

10. We note your response to prior comment 32. It appears, however, that the sentence beginning "As to all matters in which a person or entity..." was not deleted. Please revise accordingly.

11. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3698 with any other questions.

								Sincerely,



								Mark Webb
								Legal Branch Chief

cc:	Frederick W. Dreher, Esq.
	John W. Kauffman, Esq.
	Duane Morris L.L.P.
	30 South 17th Street
	Philadelphia, Pennsylvania 19103



Bay View Capital Corporation
Charles G. Cooper
February 8, 2006
Page 3